UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

NuScale Power Corporation
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

67079K100
(CUSIP Number)

John R. Reynolds
Executive Vice President, Chief Legal Officer and
Secretary
Fluor Corporation
6700 Las Colinas Boulevard
Irving, Texas 75039
(469) 398-7000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 3, 2022
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67079K100	SCHEDULE 13D

1	Name of Reporting Persons Fluor Corporation
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power - 0 -
	8	Shared Voting Power 126,400,219 shares
	9	Sole Dispositive Power - 0 -
	10	Shared Dispositive Power 126,400,219 shares
11	Aggregate Amount Beneficially Owned by Each Person 126,400,219 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 57.2% (1)
14	Type of Reporting Person CO; HC

(1)
The ownership percentage in this schedule is based upon an aggregate of 42,494,708 shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”) and 178,396,711 shares of Class B common stock, par value $0.0001 per share (the “Class B Common Stock”), of NuScale Power Corporation issued and outstanding as of August 9, 2022, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on August 12, 2022. If the percentage was calculated using the 42,494,708 shares of Class A Common Stock issued and outstanding, together with the 126,400,219 shares of Class B Common Stock beneficially owned by Fluor (and thus excluding 51,996,492 shares of Class B Common Stock which is not beneficially owned by Fluor), then the percentage in box 13 would be 74.8%.

CUSIP No. 67079K100	SCHEDULE 13D

1	Name of Reporting Persons Fluor Enterprises, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power - 0 -
	8	Shared Voting Power 126,400,219 shares
	9	Sole Dispositive Power - 0 -
	10	Shared Dispositive Power 126,400,219 shares
11	Aggregate Amount Beneficially Owned by Each Person 126,400,219 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 57.2% (2)
14	Type of Reporting Person CO; HC

(2)
The ownership percentage in this schedule is based upon an aggregate of 42,494,708 shares of Class A Common Stock and 178,396,711 shares of Class B Common Stock issued and outstanding as of August 9, 2022, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 12, 2022. If the percentage was calculated using the 42,494,708 shares of Class A Common Stock issued and outstanding, together with the 126,400,219 shares of Class B Common Stock beneficially owned by Fluor Enterprises (and thus excluding 51,996,492 shares of Class B Common Stock which is not beneficially owned by Fluor Enterprises), then the percentage in box 13 would be 74.8%.

CUSIP No. 67079K100	SCHEDULE 13D

1	Name of Reporting Persons NuScale Holdings Corp.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power - 0 -
	8	Shared Voting Power 463,747 shares
	9	Sole Dispositive Power - 0 -
	10	Shared Dispositive Power 463,747 shares
11	Aggregate Amount Beneficially Owned by Each Person 463,747 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.2% (3)
14	Type of Reporting Person CO; HC

(3)
The ownership percentage in this schedule is based upon an aggregate of 42,494,708 shares of Class A Common Stock and 178,396,711 shares of Class B Common Stock issued and outstanding as of August 9, 2022, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 12, 2022. If the percentage was calculated using the 42,494,708 shares of Class A Common Stock issued and outstanding, together with the 463,747 shares of Class B Common Stock beneficially owned by NuScale Holdings Corp. (and thus excluding 177,932,964 shares of Class B Common Stock which is not beneficially owned by NuScale Holdings Corp.), then the percentage in box 13 would be 1.1%.

Introduction

This Amendment No. 1 on Schedule 13D/A (this “Amendment No. 1”) is being filed jointly by (i) Fluor Corporation, a Delaware corporation and a publicly listed company on the New York Stock Exchange (“Fluor”), (ii) Fluor Enterprises, Inc., a California corporation (“Fluor Enterprises”) and wholly owned subsidiary of Fluor, and (iii) NuScale Holdings Corp., an Oregon corporation (together with Fluor Enterprises and Fluor, the “Reporting Persons”). This Amendment No. 1 amends and supplements the Schedule 13D previously filed by the Reporting Persons on May 12, 2022 (the “Schedule 13D”), with respect to the shares of Class A Common Stock of NuScale Power Corporation (the “Issuer”).

The Item below amends and supplements the information disclosed under the corresponding Item of Schedule 13D. Except as set forth in this Amendment No. 1, the information contained in Schedule 13D has not been updated or amended.

Item 4. Purpose of Transaction

Item 4 is herby amended and supplemented to add the following:

CFIUS Clearance

On November 3, 2022 (the “CFIUS Clearance Date”), the Committee on Foreign Investment in the United States (“CFIUS”) completed its review of the sale of 40,145,985 Series A preferred units of NuScale Power, LLC from Fluor Enterprises to Japan NuScale Innovation, LLC (“JNI”) for an aggregate purchase price of approximately $110 million (the “JNI Sale”). As a result, as of the CFIUS Clearance Date and pursuant to a letter agreement, dated as of April 4, 2022, by and among Fluor Enterprises, JNI, NuScale Power, LLC and Japan Bank for International Cooperation, JNI is entitled to nominate one individual to the Issuer’s board of directors and Fluor Enterprises is required to vote its equity interests in the Issuer, upon approval by the Issuer’s Nominating and Corporate Governance Committee, in favor of electing such nominee. Further, as of the CFIUS Clearance Date, JNI can no longer elect to reverse the JNI Sale.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2022

Fluor Corporation

By:	/s/ John R. Reynolds
Name:	John R. Reynolds
Title:	Executive Vice President, Chief Legal Officer & Secretary

Fluor Enterprises, Inc.

By:	/s/ John R. Reynolds
Name:	John R. Reynolds
Title:	Executive Vice President, Chief Legal Officer & Secretary

NuScale Holdings Corp.

By:	/s/ Robert Temple
Name:	Robert Temple
Title:	Secretary